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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **9/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAVIS, MENDEL & REGENSTEIN, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 RIVEREDGE PARKWAY, SUITE 750
(No. and Street)

ATLANTA	**GEORGIA**	**30328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. KENT REGENSTEIN, PRESIDENT — **770-850-3838**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	**Atlanta**	**Georgia**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. KENT REGENSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DAVIS, MENDEL & REGENSTEIN, INC., as of SEPTEMBER 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
JEANELLE W. FIELDS
Notary Public, Georgia
COBB COUNTY
My Commission Expires
November 20, 2015

This report * contains (check all applicable boxes)

- ■ (a) Facing page.
- ■ (b) Statement of financial condition.
- ■ (c) Statement of income (loss).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ■ (l) An oath or affirmation.
- ■ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS

HA&W
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

We have audited the accompanying statement of financial condition of Davis, Mendel & Regenstein, Inc. (a C corporation) as of September 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the nine months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davis, Mendel & Regenstein, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13 through 17 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

November 21, 2011

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Current assets	
Cash and cash equivalents	$ 2,401,755
Accounts receivable, net of allowance for doubtful accounts of $0	392,962
Total current assets	2,794,717
Furniture and equipment, at cost	239,843
Allowance for depreciation	(168,021)
	71,822
Other assets	
Deposits and prepaid assets	19,166
	$ 2,885,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 1,688,135
Due to affiliate	517,247
Total current liabilities	2,205,382
Stockholders' equity	
Common stock, $.01 par value, 500,000 shares authorized; 6,620 shares issued and outstanding	66
Additional paid-in capital	177,936
Retained earnings	502,321
	680,323
	$ 2,885,705

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Revenues	$ 29,101,306
Cost of revenues	23,129,972
Gross profit	5,971,334
General and administrative expenses	5,728,930
Income from operations	242,404
Other income (loss)	
Interest income	560
Other loss	(30,825)
	(30,265)
Net income	$ 212,139

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2011	$ 66	$ 177,936	$ 500,001	$ 678,003
Distributions to shareholders	0	0	(209,819)	(209,819)
Net income	0	0	212,139	212,139
Balances, September 30, 2011	$ 66	$ 177,936	$ 502,321	$ 680,323

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities	
Net income	$ 212,139
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	17,412
Loss on abandonment of furniture and equipment	30,825
Changes in assets and liabilities	
Accounts receivable	(107,918)
Deposits and prepaid expenses	12,245
Accounts payable and accrued expenses	1,092,168
Due to affiliate	42,646
Total adjustments	1,087,378
Net cash provided by operating activities	1,299,517
Cash flows from investing activities	
Acquisition of furniture and equipment	(13,474)
Cash flows from financing activities	
Distributions to shareholders	(209,819)
Net increase in cash and cash equivalents	1,076,224
Cash and cash equivalents, beginning of period	1,325,531
Cash and cash equivalents, end of period	$ 2,401,755

See auditors' report and accompanying notes

Note A
Summary of Significant Accounting Policies

General:

Davis, Mendel & Regenstein, Inc. (the "Company") is a Georgia corporation organized to transact business as a registered broker-dealer and to provide market research services to domestic and international clients. It is registered with the Securities and Exchange Commission (SEC) and maintains membership status with the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC).

The Company primarily operates in the financial services industry. The current state of the economy and securities markets has caused great concern, which may have adverse implications to the financial services industry. In addition, the contraction of the economy and securities markets may also adversely affect the Company's future operations. The Company is dependent on the financial securities markets to generate interest in its revenue products.

The Company does not maintain customer accounts or handle securities and relies on other broker/dealers with whom it has clearing agreements for those functions.

On July 29, 2011, the shareholders of the Company and its affiliate, Ned Davis Research, Inc. (NDR), collectively referred to as Ned Davis Research Group (NDRG), sold approximately 85% of their ownership in NDRG for approximately $108 million plus potential earn-outs of $68 million to EII Holdings, Inc. (EII). EII is a subsidiary of Euromoney Institutional Investor PLC (Euromoney) who is a public company limited by shares under the laws of England and Wales. The remaining equity of 15% will be acquired by Euromoney under an earn-out agreement, in two equal installments, based on the profits of NDRG for the calendar years ended December 31, 2012 and 2013.

Subsequent to July 29, 2011, the Company received approval from FINRA to change its year end from December 31 to September 30, to conform with Euromoney's fiscal year end.

The transactions described above constitute a business acquisition for financial reporting purposes and Euromoney, as the acquirer, is required to record adjustments to the carrying value of assets acquired, liabilities assumed, and non-controlling interests and report those amounts at fair value at the date of the acquisition.

As the acquired company, DMR is not required to record acquisition accounting adjustments under accounting principles generally accepted in the United States of America, and no such adjustments have been recorded. Amounts are reported in these financial statements at the acquired entity's carrying value as of the acquisition date without adjustment for acquisition accounting.

By the end of July 2012, Euromoney plans to merge the operations of the Company into NDR. As part of the merger, the broker-dealer side of the business will be terminated, and clients will pay NDR for research services, either directly or indirectly, by transacting business through another registered broker-dealer.

Note A
Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash. In addition, the Company has a money market mutual fund consisting of United States government related securities totaling $1,849,237, which is not insured by the Securities Investors Protection Corporation (SIPC).

Revenue Recognition:

Trading revenues represent the fees charged on a per-transaction basis for trades. Trading revenues are recognized on a trade-date basis.

The Company's customers can receive Ned Davis Research's research products on a fee basis. Fees are recognized as they are collected. The Company has no obligation to refund the fees or to continue to provide any services.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment:

Furniture and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Depreciation is provided using the straight-line method over the estimated useful life of furniture and equipment, which is three to seven years.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company, with the consent of its shareholders, elected to be an S corporation effective October 1, 1990, and changed its year end to December 31, as required by Internal Revenue Service regulations. Effective July 30, 2011, the Company elected to be a C corporation and changed its year end to September 30. The Company is now required to file consolidated income tax returns with Euromoney. No provision has been made for income taxes for the period from January 1, 2011 through July 29, 2011 because all income flows through to the stockholders, who pay income tax on their proportionate share of the income. For the period from July 30, 2011 through September 30, 2011 federal and state income tax expense is provided as if a separate income tax return was filed, and is computed based on earnings to be reported on the annual tax return. Estimated taxes are paid to Euromoney during the year, with settlement of intercompany balances in the following year upon filing of the consolidated tax return.

The Company accounts for income taxes using FASB ASC 740 "Income Taxes" (FASB ASC 740). Under FASB ASC 740, deferred taxes and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records valuation allowances against deferred tax assets as deemed necessary.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at September 30, 2011.

The Company is no longer subject to income tax examinations for calendar years prior to 2008.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, accounts receivable net of allowance for doubtful accounts, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Accounts Receivable

At September 30, 2011 the Company had accounts receivable totaling $392,962 due from various financial securities brokerage houses. The Company requires no collateral for these financial instruments subject to credit risk. If the brokerage houses should cease business, the accounting loss would be the entire receivable balance.

Note C
Related Parties

The Company is related to Ned Davis Research, Inc. (NDR) through common ownership, and purchases its research products from NDR. The Company's customers compensate the Company because, by doing so, they may access research products purchased by the Company from NDR.

Under a mutual agreement between the companies, NDR provides the research to the Company on an exclusive basis, and the Company pays NDR all revenues it generates, less the amount needed to maintain compliance with the net capital provisions of SEC rule 15c3-1 and other regulatory provisions and less all expenses and other corporate needs. The Company incurred research expense to NDR for the nine months ended September 30, 2011, of $20,898,758 which is included in cost of revenues. The amount owed to NDR at September 30, 2011, was $517,247 and is listed under due to affiliate.

NDR is a guarantor of certain leases of the Company's office space.

The Company's revenues are a by-product of services provided by NDR. Should NDR cease its activity or terminate its relationship with the Company, the Company's revenues might be significantly reduced.

Note D
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and shall not be less than $50,000. At September 30, 2011, the Company had net capital of $339,305, which was $192,279 in excess of its required net capital of $147,026. The Company's net capital ratio was 6.50 to 1.

Note E
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note F
Clearing Agreements

The Company has entered into agreements with Pershing LLC, JP Morgan Chase Clearing Corporation, Penson Financial Services, Inc., Goldman Sachs & Co., and Piper Jaffray & Co., whereby the Company directs certain agency trades to them, and they, in turn, execute and clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers. The Company pays clearing commissions as defined in the respective clearing agreements.

Note G
Employee Benefits

Effective January 1, 1997, the Company and NDR adopted an Employee Stock Ownership Plan (ESOP). To participate in the ESOP, employees must meet certain minimum hour and other requirements as defined in the ESOP agreement. Contributions to the ESOP are at the discretion of management and can be in the form of cash, common stock of the Company or its affiliate, or other assets. For 2011, no contribution was funded to the ESOP. Under certain circumstances, the Company may be required to purchase its shares from a participant at their then-fair market value. On July 29, 2011, NDRG terminated the ESOP.

During the year ended December 31, 2000, The Company and NDR adopted a performance share plan ("Share Plan"). Under this plan, certain employees are awarded performance shares by a designated committee as defined in the plan agreement. Contributions to the Share Plan are at the discretion of the designated committee. For 2011, the Company funded a contribution of $63,643, which is included in general and administrative expenses to the Share Plan. On July 29, 2011, NDRG terminated the Share Plan.

In addition to the ESOP and the Shared Plan, the Company sponsors a 401(k) profit-sharing plan for its eligible employees. The Company made no discretionary 401(k) plan contributions in 2011.

Also, the Company and NDR have a stock option plan and a management stock bonus plan. Under the stock option plan, the Company and NDR may each grant up to 1,000 shares of their respective common stock. The exercise price of each option ranges from 100% to 110% of the fair market value of the common stock at the date of the grant as defined in the stock option plan. Under the management stock bonus plan, the Company and NDR have each reserved 450 shares of their respective common stock to compensate certain employees. On July 29, 2011, the stock option plan and the management stock bonus plan were both terminated. No stock options or shares of common stock were ever granted or allocated.

Note H
Commitments and Contingencies

Litigation:

The Company has legal proceedings arising from the normal course of business. The Company believes that the ultimate outcome of the proceedings will not have a material adverse impact on the Company's financial position, results of operations, or cash flows.

Note H
Commitments and Contingencies (Continued)

Operating Leases:

The Company leases office space and certain equipment under operating leases. Rent expense was $225,017 for the nine months ended September 30, 2011. The minimum lease commitments are as follows as of the fiscal years ended September 30:

2012	$ 195,052
2013	185,519
2014	189,847
2015	191,400
2016	46,250
	$ 808,068

Note I
Subsequent Events

The Company evaluated subsequent events through November 21, 2011, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **DAVIS, MENDEL & REGENSTEIN, INC.** as of **9/30/11**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	**680,323**	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				**680,323**	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	**680,323**	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	**304,033**	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(**304,033**)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	**376,290**	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options — Dreyfus MMA: 1,849,237 x 2% = 36,985			3730		
4. Other securities		**36,985**	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(**36,985**)	3740
10. Net Capital			$	**339,305**	3750

OMIT PENNIES

See auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **DAVIS, MENDEL & REGENSTEIN, INC.** as of **9/30/11**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)			$	147,026	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	147,026	3760
14. Excess net capital (line 10 less 13)			$	192,279	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			22 $	118,767	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	2,205,382	3790
17. Add:					
A. Drafts for immediate credit	21 $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	2,205,382	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	649.97	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **DAVIS, MENDEL & REGENSTEIN, INC.**

For the period (MMDDYY) from 01/01/11 to 9/30/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 678,003	4240
A. Net income (loss)			212,139	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(209,819)	4270
2. Balance, end of period (From item 1800)			$ 680,323	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See auditor's report

DAVIS, MENDEL & REGENSTEIN, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
SEPTEMBER 30, 2011

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 339,305	$ 2,205,382	649.97
Additional expense accruals, revenue, expense, and other adjustments	0	0	
	$ 339,305	$ 2,205,382	649.97

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **DAVIS, MENDEL & REGENSTEIN, INC.** as of **9/30/11**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Pershing LLC, JP Morgan Chase Clearing Corporation, Penson Financial Services, Inc., Goldman Sachs & Co., and Piper Jaffray & Co. [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See auditor's report

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Davis, Mendel & Regenstein, Inc. (the "Company") as of and for the nine months ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

November 21, 2011

DAVIS, MENDEL & REGENSTEIN, INC.

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION SEPTEMBER 30, 2011

HA&W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **9/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAVIS, MENDEL & REGENSTEIN, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 RIVEREDGE PARKWAY, SUITE 750
(No. and Street)

ATLANTA	**GEORGIA**	**30328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. KENT REGENSTEIN, PRESIDENT **770-850-3838**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	**Atlanta**	**Georgia**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. KENT REGENSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DAVIS, MENDEL & REGENSTEIN, INC., as of SEPTEMBER 30, 20 11, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Kent Regenstein
Signature

PRESIDENT
Title

Jeanelle W. Fields
Notary Public

OFFICIAL SEAL
JEANELLE W. FIELDS
Notary Public, Georgia
COBB COUNTY
My Commission Expires
November 20, 2015

This report * contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ■ (l) An oath or affirmation.
- ■ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Davis, Mendel & Regenstein, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the nine months ended September 30, 2011, which were agreed to by Davis, Mendel & Regenstein, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Davis, Mendel & Regenstein, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Davis, Mendel & Regenstein, Inc.'s management is responsible for Davis, Mendel & Regenstein, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences.

Payee	Date	Amount
Securities Investor Protection Corp	July 29, 2011	49,022.11
Securities Investor Protection Corp	November 10, 2011	22,611.13
Total		71,633.24

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the nine months ended September 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments made.

SEC MAIL RECEIVED
NOV 30 2011
WASH. D.C.
189

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting there was no overpayment applied.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be,and should not be, used by anyone other than these specified parties.

Atlanta, Georgia

November 17, 2011

DAVIS, MENDEL & REGENSTEIN, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Revenues per Form X-17A-5	$ 29,101,866
Less: commission paid to other SIPC members	448,570
Net revenues per Form X-17A-5	28,653,296
Revenues per Form SIPC-7	28,653,296
Difference	$ 0
Assessment payments per Form X-17A-5	$ 71,633
Assessment payments made during 2011	71,633
Remaining amount due	$ 0

See Agreed-Upon Procedures Report